UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

TA Fintech Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 24, 2021

Physical Address of Issuer:

401 Park Avenue S., Floor 10, New York, NY 10016, United States

Website of Issuer:

www.tradealgo.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

TA Fintech CF Investors SPV I, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

September 6, 2024

Physical Address of Co-Issuer:

401 Park Avenue S., Floor 10, New York, NY 10016, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $10,000 advance setup fee and $2,000 monthly fee for the use of the platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

2,476

Price (or Method for Determining Price):

$4.04

Target Offering Amount:

$10,003.04

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,996.92

Deadline to reach the Target Offering Amount:

April 21, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

12

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)*
Total Assets	$9,602,880	$3,974,565
Cash & Cash Equivalents	$4,440,468	$2,566,782
Accounts Receivable	$0	$0
Current Liabilities	$2,345,190	$9,711,044
Long-Term Liabilities	$134,244	N/A
Revenues/Sales	$11,031,657	$9,499,858
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(9,698,783)	$(13,541,026)

*Reflects the financial results for the Crowdfunding Issuer, TA Fintech Inc. Exhibit F, attached hereto and made a part hereof, includes the 2023 and 2022 audited financials for the Crowdfunding Issuer and the audited inception financials for the Co-Issuer, which was formed on September 6, 2024.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Certificate of Incorporation and amendments thereto
Exhibit E: Bylaws
Exhibit F: Financial Statements

Offering Statement (Exhibit A)
October 17, 2024

TA Fintech Inc.



SPV Interests Representing
Up to $4,999,996.92 of Common Stock

TA Fintech Inc. ("**Trade Algo**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,003.04 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,996.92 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") "), at a purchase price of $4.04 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The investment will be made through TA Fintech CF Investors SPV I, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 21, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$404.00	$34.34	$369.66
Investor Processing Fee	-	-	-
Target Offering Amount	$10,003.04	$850.25	$9,152.79
Maximum Offering Amount	$4,999,996.92	$424,999.74	$4,574,997.18

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $10,000 payment and a $2,000 monthly maintenance fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.tradealgo.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is October 17, 2024

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

TA Fintech, Inc. (the "**Company**" "**Trade Algo**" or "**TA**") is a corporation organized under the laws of the state of Delaware. Trade Algo aims to enable individuals and institutions to confidently make data-driven investment decisions by identifying dark market data analytics and providing equitable access to disparate financial APIs and portfolio data. TA Fintech Inc. was initially organized as Broad Bold Park Inc., a Delaware corporation, on September 24, 2021 and later changed its name to TA Fintech Inc. on December 8, 2021 to further align the brand with the Fintech category in which it operates.

The Company is located at 401 Park Avenue S., Floor 10, New York, NY 10016, United States and its website is www.tradealgo.com.

The Company sells its services through the internet throughout the United States and internationally.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under www.invest.tradealgo.com/cf (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,003.04
Name of Securities	Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	173,560,778
Maximum Offering Amount	$4,999,996.92
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	174,795,925
Price Per Security	$4.04*
Minimum Individual Purchase Amount	$404.00
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 21, 2025*
Use of Proceeds	See the section entitled "Use of Proceeds" on page 26 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Due to a prior Regulation CF offering which raised $4,972,049 during the previous 12 months before the date of this Form C, the Company will not be able to conduct a first closing until after October 18, 2024, and will be limited to closing on $783,290 in subscriptions. Thereafter, the Company will be able to (i) raise up to an additional $1,749,323 in subscriptions and close after February 21, 2025, (ii) raise up to an additional $1,259,816 in subscriptions and close after April 29, 2025, and (iii) raise up to an additional $1,179,620 in subscriptions and close after July 31, 2024.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jonathan Stone	CEO, Founder and Director	CEO, Founder and Director of TA Fintech Inc., 2020 – Present Responsible for overall management, operations and general CEO responsibilities.	Massachusetts Institute of Technology, Sloan School of Management, Extension Course in AI/Blockchain Analytics Arizona State University, B.A., Liberal Studies, 2012

Biographical Information

Jonathan Stone: Jon is the CEO, Founder and Director of the Company. He is a serial entrepreneur who has established several businesses, and has spearheaded innovative technologies to increase market clarity and efficiency. As a graduate of ASU, Jon holds an interest in leadership and management philosophy, drawing inspiration from the teachings of Jack Welch. He has pursued blockchain technology studies at MIT Sloan School of Management, learning from the economics scholar, Professor Christian Catalini.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): TA Fintech CF Investors SPV I, LLC (the "**Co-Issuer**"), located at 401 Park Avenue S., Floor 10, New York, NY 10016, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under www.invest.tradealgo.com/cf. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

The Company operates the web platform "TradeAlgo" (www.tradealgo.com) offering market data analytics and providing equitable access to disparate financial APIs and portfolio data. The Company's business consists of a 'software-as-a-service" business model focused on providing market data services and solutions to retail investors, registered investment advisers and hedge funds. Our market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

TradeAlgo is a global market data leader on a mission to make investing simple and fair. Modern investors require access to real-time data for independent insights, and TradeAlgo provides these insights through cutting-edge algorithms and AI. Our goal is to usher in a new era of equitable trading by providing retail investors the tools that only hedge funds and large corporations have enjoyed - until now.

The Company's business consists of a 'software-as-a-service" business model focused on providing market data services and solutions to retail investors, registered investment advisers and hedge funds. Our market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The power of social media, combined with the rising accessibility of digital trading apps, has significantly impacted markets for the retail investor. However, today's markets are driven by petabytes of data available in real time. In contrast, our human brains are not able to process nearly this amount of information at once. As a result, investors and hedge fund managers are overwhelmed with market information, which can lead to a lack of transparency on a wide scale.

Specifically, the rapidly growing retail investor class has been left behind by larger financial data companies such as Bloomberg, Refinitiv, Reuters and many other legacy analytics companies without accessible price points.

The Company builds tools that increase financial transparency for retail investors. Our institutional-grade investment technology captures vital market-moving data that is not commonly available to all investors.

Our platform provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. Our proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algo showing greeks / implied volatility of the underlying asset expected. Through our ATS data algorithm, you can visualize off-exchange market liquidity trading that occurs away from traditional stock exchanges in near real time. Through our partnerships with exchanges and data vendors, Trade Algo is able to provide financial data applications with some of the fastest quality data available. We have access to nearly 250 leading providers of deep data coverage through our network API ecosystem.

Leveraging this vast amalgamation of data, our software teams build intuitive and consumer friendly applications to turn insights into action.

Business Plan

The Company intends to expand by making the product more affordable and accessible. The Company has plans for a monthly subscription tier to ensure availability and affordability in all major global markets. In addition, the Company's efforts for the next few years will be focused on expanding the core application product lines, innovating on new machine learning algorithms, increasing our market share, launching new category lines and products, expanding international business, increasing research and development into artificial intelligence heuristic search, and expanding to institutional products for organizations. There are several new software products and services planned over the next twelve months, including new machine learning algorithms, quant tools, community live stream applications, and an expansion of the library to include alternative data.

The Company plans to significantly expand its business by accelerating its growth, increasing its customer base and investing in generative AI. The capital we raise here will empower us to expand our operations, increase sales and marketing efforts and invest in research and development as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Trade Algo	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data.	Retail investors, RIA's and hedge funds; sold online in North America and through affiliate partnerships with financial media companies, as well as a direct-to-consumer businesses model.

Competition

The markets in which our products and services are sold are highly competitive. Our products compete against products of many large and small companies, including well-known global competitors.

Global spending on financial market data and news continued its decade-long growth streak with revenues jumping 5.9% to a record $33.2 billion as recently as 2020. Financial market desktops users totaled over 1.7 million in 2020, led by FactSet, Platts, Morningstar and S&P Global Market Intelligence, with Refinitiv and Bloomberg the largest providers.

Our market is currently estimated at approximately $32 billion to $33 Billion. Global spending on financial market data is expected to exceed historical growth rates, with 56% of respondents in Burton-Taylor's Financial Market Data 2021 Kick-off survey expecting spending to be much higher or moderately higher than the 5-year CAGR of 4.0%.[1]

The Company has several major competitors in the market data category. Some of the top competitors in the industry include: Bloomberg, Dow Jones/Factiva, FactSet, FIS MarketMap, ICE (Pricing & Analytics+ Desktop), IRESS, IHS Markit, Moody's Analytics, Morningstar, Quick, S&P Global Market Intelligence, SIX Financial, and Refinitiv. Bloomberg is the industry leader and the Company's primary competition in the market data industry.

Bloomberg ranks 1st in global revenue in all user groups except Investment Bankers/Corporate Financiers and Research Analysts (where S&P Global Market Intelligence leads.) Refinitiv also owns significant market share and holds the top spots in Investment Banking and FX/Treasury Sales & Trading and Platts remains the leader in the Energy data segment. Moody's Analytics and TP ICAP are the fastest growing companies in most categories, as measured by five-year growth rates.

The financial market data/analysis industry generates $32 + billion in revenue although not all providers experience equal success. Despite the present competitive landscape, Trade Algo stands out in the data/analysis industry because of our focus on technology deploying algorithms and machine learning.

Customer Base

Our customer base consists of retail investors, RIA's and hedge funds seeking information not commonly available to most investors.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

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[1] Burton-Taylor's Financial Market Data
https://www.prnewswire.com/news-releases/burton-taylor-releases-annual-financial-market-dataanalysis-industry-vendor-rankings-301119325.html

Intellectual Property

The Company currently does not have any registered patents or trademarks.

Trade Algo employs intellectual property that it has developed and are considered trade secrets. Trade Algo also licenses intellectual property through API vendor relationships, Cloud services, Market Data from Al 19 Exchanges, software licenses and contractual access to data feeds.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 12 full-time employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following tiered benefits to qualifying investors:

Amount Invested	Perks
$5,000.00 to $9,999.99	(a) 5% share bonus on the investment; (b) early email notifications about bonus-eligible launches; and (c) priority on waitlists for investing in oversubscribed companies.
$10,000.00 to $24,999.99	(a) 10% share bonus on the investment; (b) early email notifications about bonus-eligible launches; (c) exclusive access to the CEO on investor calls; (d) investor memorabilia; and (e) priority on waitlists for investing in oversubscribed companies.
$25,000.00 and above	(a) 20% share bonus on the investment; (b) early email notifications about bonus-eligible launches; (c) access investor calls and product updates; (d) investor memorabilia; (e) priority on waitlists for investing in oversubscribed companies; and (f) invitation as a VIP to TradeAlgo Live

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is substantially owned by the CEO and Founder and he will exercise voting control.

Prior to the Offering, the Company's CEO and Founder beneficially own a substantial majority of the Company's capital stock. Subject to any fiduciary duties owed to investors under Delaware law, the CEO and Founder will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. The CEO and Founder may have interests that are different from yours. For example, the CEO and Founder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the CEO and Founder could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

Service interruptions or delays in providing services could cause our business to suffer.

Interruptions or delays in the services provided by internet service providers could impair the delivery of our products and our business could suffer. We host our platform using third-party cloud infrastructure services. We therefore depend on our third-party providers' ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We cannot assure you that we will not experience interruptions or delays in our service. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Any prolonged service disruption affecting our platform for any reason could damage our reputation with current and potential subscribers, cause us to lose subscribers, or otherwise harm our business. Currently, we do not have insurance that covers interruptions to our business as a result of third-party failures. Our platform is accessed by many subscribers, often at the same time. As we continue to expand the number of our subscribers and products available to our subscribers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services. We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to protect our proprietary ratings algorithms and other proprietary rights could impact our competitive position.

If we fail to adequately protect our proprietary rights in our ratings algorithms and other proprietary technologies, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights. Our success is dependent, in part, upon protecting our proprietary technology, including our ratings algorithms. We expect to file for patent protection of our existing algorithms and for any similar technologies we develop in the future but there is no assurance that any patents ultimately will be issued. We also expect to file for copyrights, trademarks, service marks to protect our branding assets. We will continue to rely on trade secret laws and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition or results of operations.

We could face liability for the information and data we collect and distribute through our products.

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products. We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. Despite disclaimers on our website that notify users of our platform that the information we publish is solely for informational purposes and that our qualitative and quantitative ratings should not be considered as investment recommendations, there is the risk that subscribers may pursue claims against us for losses that may have some connection to our products under various legal theories, including violations of securities laws. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of third-party sources as the original sources for the information we incorporate in our published data. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others. Any claims against us, whether meritorious or not, could result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results and may damage our reputation and brand. In addition, an adverse outcome in any such proceeding could involve substantial awards against us. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

We are dependent on strategic partnerships.

Our growth will depend, in part, on our entry into strategic partnerships with financial services institutions and other financial professionals. One of our growth strategies entails entering into partnerships or other arrangements with financial services institutions and other financial professionals that will make our products available to their customers. We expect that establishing strategic partner relationships with financial services institutions will require extensive sales efforts, with little predictability as to whether a relationship develops. Our small size and short operating history may prove to be impediments to these organizations entering into agreements with us. We also may face competition for strategic partnerships with financial services institutions and these organizations may favor our competitors' products or services over our platform. Further, financial services institutions that we expect to target have significantly greater resources than we do and could choose to develop their own solutions and compete with our products directly. Moreover, certain financial services institutions may elect to focus on other market segments. If we are unsuccessful in establishing relationships with strategic partners, our subscriber may not grow as quickly as we expect or at all and our business and results of operations may suffer.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

We need to attract new subscribers for our products.

If we are unable to attract new subscribers or convert free tier subscribers into paying subscribers, our revenue growth and operating results will be adversely affected. To increase our revenue, we must continue to attract new paid subscribers. As our industry evolves and new companies enter the market with new product and service offerings, or competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to grow our subscriber base could be impaired. Similarly, subscriptions could be adversely affected if subscribers perceive that alternative products render our products obsolete or reduce the need for our products or if they prefer to use products offered by other companies. One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Converting these subscribers to paid subscribers often requires follow-up and engagement. Most free tier subscribers never convert to a paid subscription. As a result of these and other factors, we may be unable to attract new paying subscribers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

We need to retain our current subscribers.

If we are unable to retain our current subscribers or sell paid tier products to them, our revenue growth will be adversely affected. To increase our revenue, in addition to acquiring new subscribers, we must continue to retain existing subscribers and convince them to subscribe and pay for paid tiered products. Our ability to retain our subscribers and convert them to paid tier subscribers could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this offering circular. As a result, we may be unable to retain existing subscribers or convert them to paid tier subscribers of our platform, which would have an adverse effect on our business, revenue, gross margins, and other operating results. Our subscribers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. For us to improve our operating results, it is important that our subscribers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including world, national and local economic factors, customer satisfaction with our products, pricing changes, competitive conditions and factors. If our paid subscribers do not renew their subscriptions, or if they elect to renew at lower tiers at lower tier pricing, our revenue and other operating results will decline and our business will suffer.

We may not be able to scale our business quickly enough to match the growth of our subscriber base, and if we are not able to scale our business efficiently, our operating results could be harmed.

As usage of our platform grows and in anticipation of partnering with financial services institutions, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems to serve our growing customer base. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new subscribers, lower subscription renewal rates by existing subscribers and impairing our ability to partner with large institutions, each of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our products to subscribers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase subscribers and enter into strategic relationships with financial services institutions will depend to a significant extent on our ability to expand our sales and marketing efforts and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-retail investors efforts and to begin focusing on identifying and entering into agreements with strategic partners. We currently dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords and expect to incur increasing costs for such programs in the future. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. In particular, the Company may not have correctly complied with providing timely filed audited 2023 financial statements related to its prior Regulation CF offering. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given that the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company will not be able to conduct any closings until specified dates due to its prior raise under Regulation CF over the past 12 months.

Due to a prior Regulation CF offering which raised $4,972,049 during the previous 12 months before the date of this Form C, the Company will not be able to conduct a first closing until after October 18, 2024, and will be limited to closing on $783,290 in subscriptions. Thereafter, the Company will be able to (i) raise up to an additional $1,749,323 in subscriptions and close after February 21, 2025, (ii) raise up to an additional $1,259,816 in subscriptions and close after April 29, 2025, and (iii) raise up to an additional $1,179,620 in subscriptions and close after July 31, 2024. As such, investor commitments may not be closed upon for a period of time from when the commitment was made.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in TA Fintech CF Investors SPV I, LLC, becoming a member of the SPV, and that investment purchases our Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will have limited voting rights.

Investors will have the right to vote upon matters of the Company, however, Investor voting power will be limited. Based on the current number of outstanding shares of Common Stock, the CEO and Founder of the Company will exercise voting control over the Company. As such, the Investors will for all practical purposes be passive investors and have no voting, management, or control rights in the Company, including regarding additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has promised to issue certain equity grants which will be issued after the filing of this Form C. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Common Stock at $4.04 per share. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,003.04
Name of Securities	Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	173,560,778
Maximum Offering Amount	$4,999,996.92
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	174,795,925
Price Per Security	$4.04*
Minimum Individual Purchase Amount	$404.00
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 21, 2025*
Use of Proceeds	See the section entitled "Use of Proceeds" on page 26 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Due to a prior Regulation CF offering which raised $4,972,049 during the previous 12 months before the date of this Form C, the Company will not be able to conduct a first closing until after October 18, 2024, and will be limited to closing on $783,290 in subscriptions. Thereafter, the Company will be able to (i) raise up to an additional $1,749,323 in subscriptions and close after February 21, 2025, (ii) raise up to an additional $1,259,816 in subscriptions and close after April 29, 2025, and (iii) raise up to an additional $1,179,620 in subscriptions and close after July 31, 2024.

Co-Issuer

The Co-Issuer is TA Fintech CF Investors SPV I, LLC (the "Co-Issuer"), located at 401 Park Avenue S., Floor 10, New York, NY 10016, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.tradealgo.com, or for the Offering at www.invest.tradealgo.com/cf. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,003.04, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,996.92, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at www.invest.tradealgo.com/cf.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $10,000 advance setup fee and $2,000 monthly fee for the use of the platform. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$424,999
Operations (1)	91.5%	$9,153	57%	$2,849,999
Sales and Marketing (2)	0%	$0	10%	$500,000
Research & Development	0%	$0	4.5%	$225,000
General Working Capital (3)	0%	$0	20%	$999,999
Total	**100%**	**$10,003+**	**100%**	**$4,999,997+**

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $10,000 payment and a $2,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) The proceeds will be used for operations, such as inventory, licenses, engineering contractor invoices and supplies. Additionally, we may seek to open up new office locations in different regions.

(2) We spend our marketing budget to accelerate revenue growth. These proceeds will allow us to significantly expand our marketing efforts to attract new customers. We only deploy digital ads and carefully track all of our customer acquisition costs.

(3) These proceeds will be used for working capital purposes to assist us in reaching our growth targets.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 21, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Common Stock**
> **Offering Minimum: $10,003.04**
> **Offering Maximum: $4,999,996.92**
> **Purchase Price Per Share of Security Offered: $4.04**
> **Offering Deadline: April 21, 2025**

The Securities have voting rights (either with regard to actions by the Co-Issuer or the Company's Common Stock being held by the Co-Issuer) equal to one vote per share of Common Stock. Based on the current number of outstanding shares of Common Stock, the CEO and Founder of the Company will exercise voting control over the Company. As such, the Investors will for all practical purposes be passive investors and have no voting, management, or control rights in the Company, including regarding additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The primary documents governing voting and rights of Investors holding the Securities are the Certificate of Incorporation, and amendments thereto (collectively, the "**COI**") attached as Exhibit D, and the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,996.92 and a minimum of $10,003.04 worth of its Common Stock. The investment will be made through TA Fintech CF Investors SPV I, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,003.04 by April 21, 2025. Unless the Company raises at least the Target Offering Amount of $10,003.04 under the Regulation CF offering by April 21, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 21, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,996.92 maximum raise. **Due to a prior Regulation CF offering which raised $4,972,049 during the previous 12 months before the date of this Form C, the Company will not be able to conduct a first closing until after October 18, 2024, and will be limited to closing on $783,290 in subscriptions. Thereafter, the Company will be able to (i) raise up to an additional $1,749,323 in subscriptions and close after February 21, 2025, (ii) raise up to an additional $1,259,816 in subscriptions and close after April 29, 2025, and (iii) raise up to an additional $1,179,620 in subscriptions and close after July 31, 2024.**

The minimum investment per investor is $404.00.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, as amended. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, as amended, and to the applicable provisions of Delaware law.

The Company's authorized capital stock was 100,000,000 shares of common stock as of December 31, 2022. On March 24, 2023, the Company's board of directors authorized changes to the number of authorized shares and approved a Forward Stock Split., each of which was adopted in April 2023. As a result, the Company's authorized capital stock now consists of 800,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). Additionally, the Company effected a forward stock split of 4 shares of Common Stock for each outstanding share of Common Stock in April 2023.

As of the date of this Form C, 173,558,302 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	173,558,302
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100.00%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Voting and Control

The Securities (Common Stock) have voting rights equal to one vote per share of Common Stock. Based on the current number of outstanding shares of Common Stock, the CEO and Founder of the Company will exercise voting control over the Company. As such, the Investors will for all practical purposes be passive investors and have no voting, management, or control rights in the Company, including regarding additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Additionally, as the Company's CEO and Founder exercises voting control over the Company, Investors will have no ability to prevent future equity issuances. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jonathan Stone	113,328,000 shares of Common Stock	65.30%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$949,391	949,391	Operations, Sales and Marketing and General Working Capital	May 22, 2022	Reg. CF
Common Stock*	$3,547,000	5,784,000	Operations, Sales and Marketing and General Working Capital	Various dates between April 5, 2022 and March 14, 2023	Regulation D Rule 506(c)
Common Stock*	$3,695,204	923,801	Operations, Sales and Marketing and General Working Capital	November 4, 2022	Reg. CF
Common Stock	$52,125,809	33,704,283	Operations, Sales and Marketing and General Working Capital	Various dates between October 4, 2023 and August 31, 2024	Regulation D Rule 506(b)
Common Stock	$4,972,049	1,685,440	Operations, Sales and Marketing and General Working Capital	October 18, 2023; February 21, 2024; April 29, 2024; July 31, 2024	Reg. CF

*In April 2023, the Company effected a 4 to 1 forward stock split which is not reflected in the share numbers listed in the table.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Company pays for contract labor from JS Enterprises Inc., a company wholly owned by Jonathan Stone, the CEO, Founder and Director of the Company. For the years ended December 31, 2023 and 2022, respectively, the Company paid $5,118,587 and $7,333,612, respectively, to JS Enterprises Inc.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit F</u>.

Cash and Cash Equivalents

As of August 31, 2024, the Company had an aggregate of approximately $20,824,998 in cash and cash equivalents, leaving the Company with approximately 7 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company may concurrently raise additional capital of up to $5,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering. The Company is also in the process of preparing to conduct a Regulation A offering to raise up to $37,500,000, subject to regulatory approval.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering. The Company has previously raised capital through Regulation CF and Regulation D offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit F</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

<center>32</center>

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.tradealgo.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

TA Fintech Inc.
(Issuer)

By:/s/Jonathan Stone
(Signature)

Jonathan Stone
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jonathan Stone
(Signature)

Jonathan Stone
(Name)

Director
(Title)

October 17, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)





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Retail investors hold approximately $137 trillion of global assets under management.[1] According to NVIDIA, over 90% of financial services companies are evaluating or actively using AI.[2]

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Min. Investment	**Share Price**	**Max. Raise**	**Target Offering Amt.**
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	Share Price
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	Target Offering Amt.
	$10,000

Form C   Offering Circular   Investor Education

TradeAlgo's Current Traction

EBITDA
$13,328,412

Approx. CAGR over 2.75 yrs
1,497.58%

Past performance is not indicative of future results. Users may fluctuate and may both increase or decrease from those presented here.

As Seen On:

Wall Street & Technology Forbes CBINSIGHTS BENZINGA yahoo! finance

Wall Street & Technology Forbes CBINSIGHTS BENZINGA yahoo! finance

Market Opportunity

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Figure 3. Are companies using AI for investment strategies or asset-class research?
Yes, currently using
54%
No, but we will consider using it in an unspecified timeframe
21%
No, and we are not planning to
9%
No, but planning to use it in the next 6 months
5%
No, but planning to use it in the next 6 months to a year
5%
No, but planning to use it in the next 1 to 2 years
5%

Source [5]

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CEO OF NVIDIA, JENSEN HUANG

TradeAlgo's Key Products

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y and evening live sessions with professional traders. Easy support and

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Executive Team

Seasoned executives leading a team of experts



Jon Stone
Founder & CEO

Seasoned entrepreneur and member of the Forbes Technology Council who has led FinTech ventures enhancing market transparency and trading efficiency. He is a graduate of ASU with further studies at MIT Sloan School of Management.



Patrick McErlean
Chief Technology Officer

Technical expert and leader with a proven track record of scaling technology products in Fortune 500 environments, achieving 10x growth.

"TradeAlgo enterprise algorithms provide a complete set of **real-time cloud technologies** for managing market data. With TradeAlgo, algorithms run on a cloud-based analytics architecture that currently supports approximately **250 data sources** covering nearly **1.3 million listings**. Retail investors and financial institutions now have access to similar style algorithms as *Jane Street* and *Goldman Sachs*."

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FAQs

+ Why invest in startups?

+ How much can I invest?

+ How do I calculate my net worth?

+ What are the tax implications of an equity crowdfunding investment?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ Exceptions to limitations on selling shares during the one-year lockup period:

+ What happens if a company does not reach their funding target?

+ How can I learn more about a company's offering?

+ What if I change my mind about investing?

+ How do I keep up with how the company is doing?

+ What relationship does the company have with DealMaker Securities?

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SOURCES:

[1] Why Private Equity Is Targeting Individual Investors

[2] State of AI in Financial Services: 2024 Trends

[3] Internet matters: The Net's sweeping impact on growth, jobs, and prosperity

[4] Generative AI could raise global GDP by 7%

[5] Mercer Investments' AI integration in investment management 2024 global manager survey

[6] The Practical Impact Of AI For The Masses

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC , located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck .
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's

documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “project”, “will”, “may”, “targeting” and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of TA Fintech Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.



TradeAlgo

Privacy Policy - Terms of Service - Legal Disclaimer - Acceptable Use Policy

EXHIBIT C
Subscription Agreement
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: TA Fintech CF Investors SPV I, LLC
        c/o TA Fintech Inc.
        401 Park Avenue S., Floor 10
        New York, NY 10016

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of TA Fintech CF Investors SPV I, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Common Stock to be acquired from TA Fintech Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,996.92 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 21, 2025 (the "**Termination Date**"). Providing that subscriptions for $10,003.04 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**"), subject to compliance with applicable Regulation CF rules.

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Joinder to Operating Agreement</u>. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   <u>Purchase Procedure</u>.

(a)   <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow Arrangements</u>. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing</u>. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2023 and December 31, 2022, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2023 and December 31, 2022, respectively (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Abdi Sheikh-Ali, CPA, PLLC, who has provided the audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Financial Statements**") reviewed by SetApart FS, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case

may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF TA FINTECH INC. ("TA FINTECH"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN TA FINTECH INC. AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT TA FINTECH' PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Common Stock or any securities which may be converted into the Crowdfunding Issuer's Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune

from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Dover, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Dover, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

>   If to the Company, to:
>
>   TA Fintech CF Investors SPV I, LLC
>   c/o TA Fintech Inc.
>   401 Park Avenue S., Floor 10
>   New York, NY 10016
>
>
>   If to the Crowdfunding Issuer, to:

TA Fintech Inc.
401 Park Avenue S., Floor 10
New York, NY 10016

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

TA Fintech CF Investors SPV I, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of TA Fintech CF Investors SPV I, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

TA Fintech CF Investors SPV I, LLC

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: TA Fintech CF Investors SPV I, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

          (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

          (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

          (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

          (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

<u>**Definitions for Accredited Investor Certificate**</u>

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
  A. whose primary purpose is to invest money provided by its securityholders,
  B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
  C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Common Stock	Issuer: TA Fintech CF Investors SPV I, LLC (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	

2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	

3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	

4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and Last Name (please print):
Signature:
Date:

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

For more information about this investment / the Issuer:

Company Name: **TA Fintech CF Investors SPV I, LLC**
Address: , , ,
Contact:
Email:
Telephone:

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

<center>U.S. INVESTOR QUESTIONNAIRE</center>

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                              By:

                                                                    (Signature)

                                                              Name:

                                                              (If signing on behalf of entity)

                                                              Title:

                                                              (If signing on behalf of entity)


INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES


TO: **TA Fintech CF Investors SPV I, LLC** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

 DATED:

 INVESTOR: (Print Full Name of Investor)

                                                                        By:

                                                                           (Signature)

                                                                        Name of Signing Officer (if Entity):

                                                                        Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in TA Fintech CF Investors SPV I, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in TA Fintech CF Investors SPV I, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Certificate of Incorporation and Amendments Thereto
(Attached)

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:10 PM 04/12/2023
FILED 12:10 PM 04/12/2023
SR 20231406033 - File Number 6260996

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

First: That the name of this corporation is TA Fintech Inc.

Second: That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on September 24, 2021 (the "**Certificate of Incorporation**").

Third: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Certificate of Incorporation:

Fourth: That Article 4 of the Certificate of Incorporation is hereby amended and restated as follows:

The amount of the total stock this Corporation is authorized to issue is 800,000,000 shares of common stock with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect.

Upon the effective time (the "Effective Time") of the filing of this Certificate of Amendment to the Certificate of Incorporation, each one (1) share of the Corporation's common stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into four (4) fully paid, nonassessable shares of common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such four-for-one (4-for-1) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of common stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share, of common stock shall not be affected by the Forward Stock Split.

Fifth: That, by written consent executed in accordance with Section 228 of the General Corporation Law of the State of Delaware, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, was given written notice of the proposed amendment to the Certificate of Incorporation and voted in favor of the adoption of the amendment to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendment.

Sixth: That said amendments to the Certificate of Incorporation were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 4th day of April, 2023.

<center>

TA FINTECH INC.

By: _____

Jonathan Stone
Chief Executive Officer

</center>

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 02/10/2022
FILED 11:18 AM 02/10/2022
SR 20220451629 - File Number 6260996

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
TA FINTECH INC.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

ARTICLE 4 - CORPORATE CAPITALIZATION. The amount of the total stock of this Corporation is authorized to issue is 100,000,000 shares with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of February, 20 22.

By: [signature]
Authorized Officer

Title: President

Name: Jonathan Stone
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:48 PM 12/08/2021
FILED 02:48 PM 12/08/2021
SR 20214023030 - File Number 6260996

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
BROAD BOLD PARK INC.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " 1 " so that, as amended, said Article shall be and read as follows:

ARTICLE 1 - NAME. The name of this Corporation is TA FINTECH INC.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8 day of December , 2021 .

By: [signature]
Authorized Officer

Title: President

Name: Jonathan Stone
Print or Type

CERTIFICATE OF INCORPORATION
OF
BROAD BOLD PARK INC.

ARTICLE 1 - NAME. The name of this Corporation is **BROAD BOLD PARK INC.**

ARTICLE 2 - REGISTERED OFFICE AND REGISTERED AGENT. The registered office in the State of Delaware is to be located at 9 East Loockerman Street, Suite 202, in the City of Dover, County of Kent, Zip Code 19901. The registered agent in charge thereof is Spiegel & Utrera, P.A.

ARTICLE 3 - PURPOSE. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporations Law of Delaware.

ARTICLE 4 - CORPORATE CAPITALIZATION. The amount of the total stock of this corporation is authorized to issue is 3,000 shares with a par value of $1.00 per share. All holders of shares of common stock shall be identical with each other in every respect.

ARTICLE 5 - INCORPORATOR. The name and mailing address of the incorporator is Elsie Sanchez, 9 East Loockerman Street, Suite 202, Dover, Delaware 19901.

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 24 September 2021.



_____

Elsie Sanchez, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:02 AM 09/24/2021
FILED 11:02 AM 09/24/2021
SR 20213336035 - File Number 6260996

EXHIBIT E
By-Laws
(Attached)

BY LAWS

OF

TA FINTECH INC.

www.amerilawyer®.com
9 East Loockerman Street, Suite 202, Dover, De 19901
(302) 744-9800 - (888) 641-3800 - Facsimile (302) 674-2100

ARTICLE I - MEETINGS OF STOCKHOLDERS

1. **PLACE OF MEETINGS**. All annual meetings of Stockholders and all other meetings of Stockholders shall be held at any place or places within or without the State of Delaware which may be designated either by the President of the Corporation or the Board of Directors, or by the written consent of all Stockholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the Corporation.

2. **ANNUAL MEETINGS**. The annual meeting of the Stockholders shall be held within twelve months of the first Monday of the month in which the Corporation's initial Certificate of Incorporation was first filed with the Secretary of State. If such day falls on a legal holiday, then the annual meeting of the Stockholders shall be held on the next business day. The Stockholders shall elect the Board and transact such other business as may properly come before said meeting.

Written notice of each annual meeting signed by the President or Vice President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the Directors shall designate, shall be given to each Stockholder entitled to vote thereat either personally or by mail or other means of written communication, charges prepaid, addressed to such Stockholder at the address appearing on the books of the Corporation or given to the Corporation for the purpose of notice. If a Stockholder gives no address, notice shall be deemed to have been given if sent by mail or other means of written communication addressed to the place where the Resident Agent of the Corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said Resident Agent is located. All such notices shall be sent to each Stockholder entitled thereto not less than ten (10) nor more than sixty (60) calendar days before each annual meeting, and shall specify the place, the day and the hour of such meeting the means of remote communications, if any, by which stockholders and proxy holders may be deemed present in person and vote at such meetings. Any Stockholder may waive notice of any meeting either before, during or after the meeting.

3. **SPECIAL MEETING**. Special meetings of the Stockholders, for any purpose or purposes whatsoever, may be called at any time by the President, Vice President or by a majority of the Board of Directors, or by one or more Stockholders holding a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of Stockholders. Notices of any special meeting shall specify, in addition to the place or means of remote communication, the day and hour of such meetings, the purpose or purposes for which the meeting is called.

4. **ADJOURNED MEETINGS AND NOTICE THEREOF**. Any Stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum no other business may be transacted at any such meeting.

Other than by announcement at the meeting at which such adjournment is taken, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. However, when any Stockholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

5. **ENTRY OF NOTICE**. Whenever any Stockholder entitled to vote has been absent from any meeting of Stockholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such Stockholders, as required by law and the Bylaws of the Corporation.

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6.   **VOTING**. At all meetings of Stockholders, every stockholder entitled to vote shall have the right to vote, in person or by proxy, on each matter to come before the meeting, the number of shares standing in that person's own name on the stock records of the Corporation. There shall be no cumulative voting. Such vote may be by voice or by ballot upon demand made by a Stockholder at any election and before the voting begins.

7.   **QUORUM**. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The Stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.

8.   **CONSENT OF ABSENTEES**. The transactions of any meeting of Stockholders, either annual or special, however called and noticed, shall be as valid as though a meeting had been duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Stockholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the Corporate records or made a part of the minutes of the meeting.

9.   **PROXIES**. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or the duly authorized agent and filed with the Secretary of the Corporation. However, no such proxy shall be valid after the expiration of three (3) years from the date of its execution, unless the Stockholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

10. **ACTION WITHOUT A MEETING**.

   10.1 Any action which may be taken by the vote of Stockholders at a meeting may be taken without a meeting if authorized by the written consent of Stockholders holding at least a majority of the voting power; provided:

      10.1.1 That if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required;

      10.1.2 That this general provision for action by written consent shall not supersede any specific provision for action by written consent contained in Title 8 of the Delaware Code; and

      10.1.3 In no instance where action is authorized by written consent need a meeting of Stockholders be called or noticed.

11. **TELEPHONIC MEETINGS**. At any meeting held pursuant to these Bylaws, Stockholders may participate by means of a telephone conference or similar method of communication by which all persons participating in the meeting can hear each other. Participation in such a meeting constitutes presence in person at the meeting.

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ARTICLE II - DIRECTORS

1. **POWERS**. Subject to the limitations of the Certificate of Incorporation, of the Bylaws, and the provisions of Title 8 of the Delaware Code as to action to be authorized or approved by the Stockholders, and subject to the duties of Directors as prescribed by the Bylaws, the business and affairs of the Corporation shall be controlled by, the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Directors shall have the following powers:

First. To select and remove all Officers, Agents and employees of the Corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Certificate of Incorporation or the Bylaws, fix their compensation, and require from them security for faithful service.

Second. To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefore not inconsistent with law, with the Certificate of Incorporation or the Bylaws, as they may deem best.

Third. To fix and locate from time to time one or more offices of the Corporation within or without the State of Delaware; to designate any place within or without the State of Delaware for the holdings of any Stockholders' meeting or meetings; and to adopt, make and use a Corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

Fourth. To authorize the issuance of shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or service actually rendered, debts or securities cancelled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

Fifth. To borrow money and incur indebtedness for the purpose of the Corporation, and to cause to be executed and delivered therefore, in the Corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidence of debt and securities therefore.

Sixth. To appoint an executive committee and other committees, and to delegate to the executive committee any of the powers and authority of the Board in the management of the business and affairs of the Corporation. The executive committee shall be composed of one or more Directors.

2. **NUMBER AND QUALIFICATION OF DIRECTORS**. The authorized number of Directors of the Corporation shall be one (1) or more. The number of Directors may be increased or decreased by a duly adopted resolution of the Board of Directors.

3. **ELECTION AND TERM OF OFFICE**. At least one-third of the Directors shall be elected at each annual meeting of stockholders, but if any such annual meeting is not held, or the Directors are not selected at such meeting, the Directors may be elected at any special meeting of Stockholders. All Directors shall hold office until their respective successors are elected.

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4. **VACANCIES**. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director. Directors so elected shall hold office until their successors are elected at an annual or a special meeting of the Stockholders.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the Stockholders, at any annual or special meeting of Stockholders at which any Director or Directors are elected, fail to elect the full authorized number of Directors to be voted for at that meeting, or if the original Incorporators shall fail to designate the total authorized number of Directors for the initial Board of Directors.

The Stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at future time, the Board or the Stockholders shall have power to elect a successor to take office when the resignation is to become effective.

5. **PLACE OF MEETING**. Regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. Special meetings of the Board may be held at a place so designated.

6. **ANNUAL MEETING**. Immediately following each annual meeting of Stockholders, the Board of Directors shall hold a regular meeting for the purpose of organization, election of Officers, and the transaction of other business. Notice of such meetings is hereby dispensed with.

7. **SPECIAL MEETINGS**. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the President, or, if absent or unable or refuses to act, by any Vice President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to the Directors or sent to each Director by mail, facsimile machine (if the recipient has a facsimile machine properly connected to a telephone line), a commercially reasonable overnight express service, or other form of written communication, charges prepaid, addressed to the address shown upon the records of the Corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case the notice is mailed, it shall be deposited in the United States mail at least three days before the meeting. If the notice is sent by an overnight express service, it must be sent at least one day before the meeting. If the notice is personally delivered or sent by facsimile machine, it shall be so delivered at least twenty-four (24) hours before the meeting. Such mailing or delivery as above provided shall be due, legal and personal notice to such Director. Notice of a meeting need not be given to any Director who submits a Waiver of Notice, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement the lack of notice to said Director.

8. **NOTICE OF ADJOURNMENT**. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place were fixed at the meeting adjourned.

9. **ENTRY OF NOTICE**. Whenever any Director has been absent from any special meeting of the Board of Directors, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such special meeting was given to such Director, as required by law and the Bylaws of the Corporation.

10. **WAIVER OF NOTICE**. The transactions of any meeting of the Board of Directors, however called

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and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Directors not present sign a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the Corporate records or made a part of the minutes of the meeting.

11.   **ACTION WITHOUT A MEETING**. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all the members of the Board or of such committee. Such written consent shall be filed with the minutes of the proceedings of the Board or committee.

12.   **QUORUM**. A majority of the total number of Directors shall be necessary to constitute a quorum for the transactions of business, except to adjourn as hereinafter provided. Every act or decision made by a majority of the Directors present at a meeting fully held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Certificate of Incorporation.

13.   **ADJOURNMENT**. A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated day and hour. However, in the absence of a quorum, a majority of the Directors present at any Directors' meeting, either regular or special, may adjourn from time to time until time fixed for the next regular meeting of the Board.

14.   **FEES AND COMPENSATION**. Directors shall not receive any stated salary for their services as Directors, but by resolution of the Board, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity as an Officer, Agent, employee or otherwise, and receiving the compensation therefrom.

15.   **REMOVAL**. Any Director may be removed from office without cause by the vote of Stockholders holding a majority of the issued and outstanding stock at a meeting duly called for that purpose at any time.

16.   **TELEPHONIC MEETINGS**. At any meeting held pursuant to these Bylaws, Directors may participate by means of a telephone conference or similar method of communication by which all persons participating in the meeting can hear each other. Participating in such a meeting constitutes presence in person at the meeting.

ARTICLE III - OFFICERS

1.   **OFFICERS**. The Officers of the Corporation shall be a President, a Secretary and a Treasurer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article. Officers other than the Chairman of the Board need not be Directors. One person may hold two or more offices.

2.   **ELECTION**. The Officers of this Corporation, except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors and each shall hold office until resigning or being removed or otherwise disqualified to serve until a successor shall be elected and qualified.

3.   **SUBORDINATE OFFICERS, ETC**. The Board of Directors may appoint such other Officers as the

business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

4.   **REMOVAL AND RESIGNATION**. Any Officer may be removed, either with or without cause, by a majority of the Directors at the time in office, at any regular or special meeting of the Board.

Any Officer may resign at any time by giving written notice to the Board of Directors or to the President, or to the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

5.   **VACANCIES**. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

6.   **CHAIRPERSON OF THE BOARD**. The Chairperson of the Board shall preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the Bylaws.

7.   **PRESIDENT**. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the Corporation. The President shall preside at all meetings of the Stockholders, and in the absence of the Chairman of the Board, at all meetings of the Board of Directors. The President shall have the general powers and duties of management usually vested in the Office of President of a Corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by the Bylaws.

8.   **VICE PRESIDENTS**. In the absence or disability of the President, the Vice President or Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as may from time to time be prescribed for them respectively by the Board of Directors or the Bylaws.

9.   **SECRETARY**. The Secretary shall keep, or cause to be kept, a book of minutes at the registered office of all meetings of Directors and Stockholders, setting forth the time and place of each meeting, whether the meeting is regular or special, and if special, how authorized, the manner by which notice was given, the names of those present, the number of shares present or represented at Stockholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the registered office in this state (as described in Title 8 of the Delaware Code section 224), a stock ledger or duplicate stock ledger showing the names of the Stockholders and the number of shares held by each. The Secretary shall also keep at said registered office certified copies of the Certificate of Incorporation and the Bylaws, both with all amendments.

The Secretary shall give, or cause to be given, notice of all meetings of the Stockholders and of the Board of Directors required by the Bylaws or by law to be given, and shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

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10. **TREASURER**. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all times be open to inspection by any Director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all transactions of such an office and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

ARTICLE IV - STOCK

1. **CERTIFICATES OF STOCK**. A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each Shareholder when any such shares are fully paid up. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and the written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk and a registrar.

Certificates for shares may be issued before full payment under such restrictions and for such purposes as the Board of Directors or the Bylaws may provide. However, any such certificate so issued before full payment shall state the amount remaining unpaid and the terms of payment thereof.

2. **SIGNATURES OF STOCK**. Even though an Officer or a person whose signature as, or on behalf of, the transfer agent or transfer clerk has been written, printed or stamped on a certificate for stock ceases, by death, resignation or otherwise, to be an Officer of the Corporation or to be a person authorized to sign such certificate, the certificate shall be valid and shall be countersigned by the signature of a transfer agent or transfer clerk.

3. **TRANSFER ON THE BOOKS**. Upon surrender to the Secretary of the Corporation or transfer agent of the Corporation of a certificate for stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation must issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

4. **LOST, STOLEN OR DESTROYED CERTIFICATES**. The Board of Directors may direct, or may authorize the Secretary of the Corporation to direct, a new certificate or certificates to be issued in place of any stock certificate or certificates alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming that the certificate is lost, stolen or destroyed. When authorizing an issue of a new certificate or certificates, the Board of Directors or Secretary may in discretion, and as a condition precedent to the issuance thereof, require the owner of the lost or destroyed certificate or certificates, or legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate.

5. **TRANSFER AGENTS AND REGISTRARS**. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, who may be the same person, and may be the Secretary of the Corporation, or an incorporated bank or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the Corporation may necessitate and the Board of

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Directors may designate.

6. **RECORD DATE AND CLOSING STOCK BOOKS**. The Board of Directors may fix a time in the future, which shall not be more than sixty (60) nor less that ten(10) days before the date of any meeting of stockholders, and which shall not be more than sixty (60) nor less than ten (10) days before the date fixed for the payment of any dividend or distribution or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Stockholders entitled to notice of and vote at any such meeting, or entitled to receive any such dividend distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares. Only Stockholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend distribution, or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date. The Board of Directors may close the books of the Corporation against transfers of shares during the whole or any part of any such period.

7. **RECORD OWNERSHIP**. The Corporation is entitled to recognize the exclusive right of a person registered on the books of the Corporation as the owner of shares of the Corporation's stock, to receive dividends, and to vote as the owner. The Corporation is not bound to recognize any equitable or other claim to or interest in the shares on the part of any other person, whether or not the Corporation has express or other notice thereof, except as otherwise provided by law.

8. **PROHIBITIONS**.

    8.1   If the Corporation is not a reporting company, no shares or debt obligations issued by the Corporation shall be offered for sale to the public, except under the limited circumstances provided for pursuant to the United States Securities Act of 1933 and its regulations and rules.

    8.2   If the Corporation is not a reporting company, no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any proposed transfer.


ARTICLE V - ASSESSMENT OF SHARES


The stock of the Corporation, after the amount of the subscription price has been paid, in money, property or services, as the Directors shall determine, shall not be subject to any assessment to pay the debts of the Corporation, not for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Bylaws shall not be amended in this particular.


ARTICLE VI - PREEMPTIVE RIGHTS


The Stockholders of the Corporation shall not be entitled to preemptive or preferential rights, as such rights are defined by law, other than to the extent, if any, the Board of Directors, in its discretion may determine from time to time.


ARTICLE VII - PERPETUAL EXISTENCE


This Corporation shall have perpetual existence.

ARTICLE VIII - MISCELLANEOUS

1. **INSPECTION OF CORPORATE RECORDS**. Stockholders shall have the right to inspect such Corporate records at such times and based upon such limitations of such rights as may be set forth in Title 8, Section 220 of the Delaware Code (1953) from time to time.

2. **CHECKS, DRAFTS, ETC**. All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

3. **ANNUAL REPORT**. The Board of Directors of the Corporation may cause an annual report to be made available to the Stockholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year.

4. **CONTRACTS AND THEIR EXECUTION**. The Board of Directors, except as in the Bylaws otherwise provided, may authorize any Officer or Officers, Agent or Agents to enter into any contract, deed or lease or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, Agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit to render it liable for any purpose or to any amount.

5. **REPRESENTATION OF SHARES OF OTHER CORPORATIONS**. The President or any Vice President and the Secretary or Assistant Secretary of this Corporation are authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority herein granted to said Officers to vote or represent on behalf of this Corporation any and all shares held by this Corporation in any other corporation or corporations may be exercised either by such Officers in person or by any person authorized to do so by proxy or power of attorney duly executed by said Officers.

6. **INSPECTION OF BYLAWS**. The Corporation shall keep in its registered office the original or a copy of the Bylaws as amended or otherwise altered to date, certified by the Secretary, which shall be open to inspection by the Stockholders at all reasonable times during office hours.

ARTICLE IX - AMENDMENTS

1. **POWER OF STOCKHOLDERS**. New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote of Stockholders entitled to exercise a majority of the voting power of the Corporation or by the written assent of such Stockholders.

2. **POWER OF DIRECTORS**. Subject to the right of Stockholders as provided in Section 1 of this Article VIII to adopt, amend or repeal Bylaws, Bylaws may be adopted, amended or repealed by the Board of Directors.

ARTICLE X - CORPORATE SEAL

The seal of the Corporation shall bear the name of the Corporation, the year of its organization and the words "CORPORATE SEAL, DELAWARE" or "OFFICIAL CORPORATE SEAL, DELAWARE". The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any Corporate obligation for the payment of money may be a facsimile or, in the alternative, engraved or printed.

ARTICLE XI - INDEMNIFICATION

1.   This Corporation does hereby indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Corporation, by reason of the fact that the person is or was a Director, Officer, Agent or employee of this Corporation, or is or was serving at the request of this Corporation as director, officer, agent or employee of another corporation, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by said person in connection with the action, suit or proceeding if the same acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of this Corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interest of this Corporation, and that, with respect to any criminal action or proceeding, said person had reasonable cause to believe that such conduct was unlawful.

2.   This Corporation does hereby indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of this Corporation to procure a judgment in its favor by reason of the fact that said person is or was a Director, Officer, Agent or employee of this Corporation, or is or was serving at the request of this Corporation as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the actions or suit if acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of this Corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to this Corporation or for amounts paid in settlement to this Corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.   To the extent that a Director, Officer, Agent or employee of this Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, said person must be indemnified by this Corporation against expenses, including attorneys' fees, actually and reasonably incurred by the same in connection with the defense.

4.   Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5 below, must be made by this Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Officer, Agent or employee is proper in the circumstances. The determination must be made:

    4.1   By the Stockholders;

    4.2   By the Board of Directors by majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding;

    4.3   If a quorum consisting of directors who were not parties to the act, suit or proceeding

10

cannot be obtained, by independent legal counsel in a written opinion.

5. The expenses of Officers and Directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by this Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that said person is not entitled to be indemnified by this Corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which Corporate personnel other than Directors or Officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article:

6.1 Does not eliminate or limit the liability of a director:

6.1(a) for any breach of the directors duty of loyalty to the corporation or its stockholders;

6.1(b) for acts or omissions not in good faith in which involve intentional misconduct or a knowing violation of law;

6.1(c) under Title 8, section 174 of the Delaware Code;

6.1(d) for any transaction from which the director derived an improper personal benefit; or

6.1(e) for any act or omission occurring prior to the date when these by-laws become effective.

6.2 Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation or any Bylaw, agreement, vote of Stockholders or disinterested Directors or otherwise, for either an action in official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to section 2 above or for the advancement of expenses made pursuant to section 5 above, may not be made to or on behalf of any Director or Officer if a final adjudication establishes that acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

6.3 Continues for a person who has ceased to be a Director, Officer, Agent or employee and inures to the benefit of the heirs, executors and administrators of such a person.

11

EXHIBIT F
Financial Statements
(Attached)

TA Fintech, Inc.

Independent Auditor's Report Together with Financial Statements

As of December 31, 2023 and 2022

TA Fintech, Inc.
Table of Contents

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
TA Fintech, Inc:

Opinion
We have audited the financial statements of TA Fintech, Inc., which comprise the balance sheet as of December 31, 2023 and the related statements of income, cash flows, and changes in shareholders' equity, for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of TA Fintech, Inc. as of December 31, 2023 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

We previously audited the financial statements of TA Fintech, Inc. as of December 31, 2022 and for the year then ended, and we expressed an unmodified opinion on those financial statements in our report dated February 14, 2024. In our opinion, the comparative information presented herein as of December 31, 2022 and for the year then ended, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Basis of Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of TA Fintech, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern
As discussed in Note 4 to the financial statements, certain conditions indicate that TA Fintech, Inc. may be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc. 's ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

➢ Exercise professional judgment and maintain professional skepticism throughout the audit.

➢ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

➢ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TA Fintech, Inc. 's internal control. Accordingly, no such opinion is expressed.

➢ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

➢ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc. 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
June 25, 2024

TA Fintech, Inc.
Balance Sheet
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Cash and cash equivalents	$ 4,440,468	$ 2,566,782
Refundable deposits	200,000	75,000
Deferred tax asset	4,097,494	-
Intangible assets - net of amortization	864,918	1,332,783
Total assets	**$ 9,602,880**	**$ 3,974,565**
LIABILITIES		
Accounts payable	$ 36,913	$ 14,683
Credit cards payable	145,986	54,732
Due to related parties	803	803
Deferred revenue	2,295,732	9,711,044
Total liabilities	**$ 2,479,434**	**$ 9,781,262**
SHAREHOLDERS' EQUITY		
As of December 31, 2023, common stock, par value $0.001, 800,000,000 authorized, 138,238,447 shares issued and outstanding. As of December 31, 2022, common stock, par value $0.001, 100,000,000 authorized, 30,305,575 shares issued and outstanding	$ 138,238	$ 30,306
Additional paid-in-capital	30,237,344	7,716,350
Retained earnings (deficit)	(23,252,136)	(13,553,353)
Total shareholders' equity	**$ 7,123,446**	**$ (5,806,697)**
Total liabilities and shareholders' equity	**$ 9,602,880**	**$ 3,974,565**

TA Fintech, Inc.
Statement of Income
For the years ended December 31, 2023 and 2022

		2023		2022
REVENUE				
Subscription revenue	$	11,031,657	$	9,499,858
Total revenue	**$**	**11,031,657**	**$**	**9,499,858**
Advertising and marketing	$	2,836,105	$	8,433,091
Automobile expenses		1,367		502
Bank service charges		48,268		183,680
Computer and internet expenses		20,872		1,567
Contract labor		8,473,882		7,459,978
Dues and subscriptions		2,638,539		2,274,160
Equipment rental		6,197		1,759
General and administrative expenses		113,320		9,813
Insurance expense		12,890		-
Legal and professional fees		546,341		76,833
License, permits, and local taxes		-		450
Meals and entertainment		161,165		147,342
Miscellaneous expenses		-		957
Office expense		115,470		62,375
Office supplies		89,074		119,047
Organizational costs		-		44,803
Postage and delivery		1,603		64
Printing and reproduction		-		74
Rent expense		2,312		154,897
Sales commissions		2,080		92,572
Software development costs		8,731,670		3,600,274
Supplies		20,509		7,192
Telephone and communication		121,794		64,875
Training and staff development		-		5,954
Travel expenses		416,611		23,202
Utilties		-		4,001
Total operating expenses	**$**	**24,360,069**	**$**	**22,769,462**
Operating income (loss)	**$**	**(13,328,412)**	**$**	**(13,269,604)**
OTHER INCOME				
Prior period adjustment	$	-	$	39,999
Total other income	**$**	**-**	**$**	**39,999**
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	**$**	**(13,328,412)**	**$**	**(13,229,605)**
OTHER (EXPENSE)				
Amortization expense	$	(467,865)	$	(311,017)
Interest expense		-		(404)
Total other (expense)	**$**	**(467,865)**	**$**	**(311,421)**
Deferred tax benefit	$	4,097,494	$	-
Net income (loss)	**$**	**(9,698,783)**	**$**	**(13,541,026)**

See accompanying footnotes and accountant's report

TA Fintech, Inc.
Statement of Cash Flows
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net income (loss)	$ (9,698,783)	$ (13,541,026)
Adjustments to reconcile Change in net assets		
to net cash provided by operating activities:		
Amortization expense	467,865	311,017
Decrease (increase) in due from related parties	-	179,070
Decrease (increase) in prepaid expenses	-	87,328
Decrease (increase) in refundable deposits	(125,000)	(75,000)
Decrease (increase) in deferred tax assets	(4,097,494)	-
Increase (decrease) in due to credit cards payable	91,254	54,732
Increase (decrease) in due to accounts payable	22,230	14,683
Increase (decrease) in deferred revenue	(7,415,312)	9,420,612
Increase (decrease) in due to related parties	-	803
Net cash provided (used) by Operating activities	**$ (20,755,240)**	**$ (3,547,781)**
Cash flows from investing activities		
Decrease (increase) in intangible assets	$ -	$ (1,643,799)
Net cash provided (used) by investing activities	**$ -**	**$ (1,643,799)**
Cash flows from financing activities		
Capital contributions	$ 22,628,926	$ 7,746,656
Net cash provided (used) by Financing activities	**$ 22,628,926**	**$ 7,746,656**
Net increase (decrease) in cash	**$ 1,873,686**	**$ 2,555,076**
Cash at beginning of period	$ 2,566,782	$ 11,706
Cash at end of period	**$ 4,440,468**	**$ 2,566,782**
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	**$ -**	**$ 404**

TA Fintech, Inc.
Statement of Changes in Shareholders' Equity
For the years ended December 31, 2023 and 2022

For the year ended December 31, 2023

Description	Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Shareholders' Equity
Shareholders' Equity at December 31, 2022	$30,306	$	7,716,350	$	(13,553,353)	$	(5,806,697)
Stock Split Adjustment	90,918						90,918
Issuance of new shares	17,014		22,520,994				22,538,008
Net income (loss) for the year ended December 31, 2023					(9,698,783)		(9,698,783)
Shareholders' Equity at December 31, 2023	$		138,238	$	30,237,344	$	(23,252,136)	$	7,123,446

For the year ended December 31, 2022

Description	Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Shareholders' Equity
Shareholders' Equity at December 31, 2021	$0	$	-	$	(12,327)	$	(12,327)
Issuance of new shares	$	30,306	$	7,716,350			$	7,746,656
Net income (loss) for the year ended December 31, 2022				$	(13,541,026)	$	(13,541,026)
Shareholders' Equity at December 31, 2022	$	30,306	$	7,716,350	$	(13,553,353)	$	(5,806,697)

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

1.   Nature of Operations

TA Fintech, Inc. (the "Company") was incorporated in the State of Delaware on September 24, 2021. The Company was founded to provide a subscription-based analytics platform that facilitates its subscribers to harness the power of big data technology to level the field of investing in the stock market.

2.   Significant Accounting Policies

a.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The Company has adopted a calendar year-end.

b.   Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the years ended December 31, 2023 and 2022, the Company incurred $0 and $44,803 in organization costs, respectively and no deferred offering costs.

d.   Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor. At times, the balance at the financial institution exceeds the insured limit.

e.   **Property, Plant, & Equipment**

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. The Company did not have any property, plant, and equipment as of December 31, 2023 and 2022. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

f.   **Refundable Deposits**

Refundable deposits consist of a deposit maintained by the Company's merchant account processing company. As of December 31, 2023 and 2022, the refundable deposits were $200,000 and $75,000, respectively.

g.   **Income Taxes**

The Company is a corporation which is treated as a C-corporation for tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2023 and 2022, the Company had a net losses and as such made no provision for income taxes in the accompanying financial statements and plans to carry forward any net operating losses to future periods. The Company is subject to franchise and income taxes in the State of Delaware. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

g.   Income Taxes (continued)

Deferred Tax Assets:

For the year ended December 31, 2022, the Company did not recognize a deferred tax asset as 2022 was the first full year of the Company's operations. Management determined that there was insufficient evidence to conclude that it was more likely than not that a deferred tax asset would be realized. As of December 31, 2023, the Company recognized a net deferred tax asset of $4,097,494. This deferred tax asset primarily arises from the carryforward of net operating losses amounting to $13,796,277. The deferred tax asset has been calculated using the combined federal tax rate of 21% and the State of Delaware's tax rate of 8.7%. The components of the deferred tax assets and liabilities are as follows:

Components		2023		2022
Deferred Tax Assets:				
Net Operating Loss Carryforward	$	13,796,277	$	13,541,026
Federal and State income tax rates		29.7%		29.7%
Total Deferred Tax Assets	$	4,097,494	$	4,021,685
Less valuation allowance		-		(4,021,685)
Net Deferred Tax Assets	$	4,097,494	$	-

The net operating loss carryforwards for the federal tax return can be carried forward indefinitely. However, for Delaware state taxes, the NOL carryforwards will begin to expire 20 years from the year they were generated, which means they will start to expire in 2043, if not utilized. The Company has assessed the realizability of the deferred tax assets and determined that no valuation allowance is necessary as of December 31, 2023. For the year ended December 31, 2023, management has determined that it is more likely than not that the Company will generate sufficient taxable income in future periods to realize the deferred tax assets.

Valuation Allowance

Management assesses the realizability of deferred tax assets based on all available evidence, including historical operating results, expectations of future taxable income, and the expiration dates of carryforwards. As of December 31, 2023, no valuation allowance has been recorded against the deferred tax assets, as management believes it is more likely than not that these assets will be realized. Income Tax Expense (Benefit) For the year ended December 31, 2023, the Company recorded an income tax benefit of $4,097,494 primarily due to the recognition of the deferred tax asset related to the net operating loss carryforwards.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

g.   **Income Taxes** (continued)

Effective Tax Rate Reconciliation

A reconciliation of the statutory federal and state income tax rates to the Company's effective tax rate is as follows:

Description	Rate
Statutory federal income tax rate	21.0%
State taxes, net of federal benefit	8.7%

Management will continue to monitor the realizability of the deferred tax assets and adjust the valuation allowance, if necessary, in future periods based on changes in the Company's expectations of future taxable income.

h.   **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

i.   **Intangible Assets**

Intangible assets consist of intangible assets purchased from a related party in late 2021. The purchased intangible assets consist of brand name, domain name, and intellectual property. Although the Company initially recorded the purchase for $1, it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. In accordance with GAAP, the Company amortizes the cost of intangible assets in a straight-line method over 15 years. As such, the Company has recorded $2,667 in amortization expense for each year leaving the intangible assets at December 31, 2023 and 2022 at $34,667 and $37,334 respectively, net of accumulated amortization.

j.   **Software Development Costs**

In accordance with ASC 985-20, the Company amortizes capitalized software development costs for externally marketed software when the product is made available for release to its customers. The capitalized software costs are amortized on a product-by-product basis and the annual amortization is the greater of **(a)** the ratio that the current gross revenue for a product bear to the total of current and anticipated future gross revenue for that product and **(b)** the straight-line method over the remaining economic life of the product including the current reporting period. Accordingly, for the years ended December 31, 2023 and 2022, the Company capitalized $1,603,800 of software development costs that were sold to its customers. The Company determined that the straight-line method to be the greater amortization expense and consequently recorded $465,198 and $308,351 in amortization expense for the years ended December 31, 2023 and 2022, respectively, in connection with its capitalized software development costs.

k.   Advertising Costs

 The Company expenses advertising costs as they are incurred. The Company incurred $2,836,105 and $8,433,091 in advertising expenses for the years ended December 31, 2023 and 2022, respectively.

l.   Related Party Transactions

The Company occasionally incurs expenses that are paid in advance by the principal owner of the Company. Consequently, as of December 31, 2023 and 2022, the Company recorded a net $803 in Due to Related Parties liability for both years in the accompanying balance sheet. Additionally, for the years ended December 31, 2023 and 2022, the Company remitted $5,118,587 and $7,333,612, respectively, in contract labor to JS Enterprises Inc., a company wholly owned by the CEO/President and majority shareholder of the Company.

m.   Shareholders' Capital Structure

The Company is pursuing offerings pursuant to Regulation Crowdfunding ("Reg CF"), Regulation A ("Reg A"), and Regulation D (Reg. D 506b) under the Securities Act and is selling the shares directly to investors and not through registered broker-dealers who are paid commission. The maximum amounts that can be raised through Reg CF and Reg A (Tier 2) offerings are $5,000,000 in a 12-month period and $75,000,000 in a 12-month period, respectively. There is no limit on the amount of capital that can be raised under Reg. D 506(b), but has a limit of 35 non-accredited, but sophisticated investors. The investors who contribute capital to the Company shall, upon acceptance of their subscriptions, become common stock shareholders in the Company. The par value of the common stock is $0.001 and as of December 31, 2022, 30,305,575 shares of common stock were issued and outstanding. On March 24, 2023, a resolution from the Company's board of directors authorized changes to the number of authorized shares and approved a Forward Stock Split. The authorized shares of the Company were modified to 800,000,000 shares of common stock with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect. Upon the effective filing of this Certificate of Amendment to the Certificate of Incorporation, each one (1) share of the Corporation's common stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into four (4) fully paid, nonassessable shares of common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such four-for-one (4-for-1) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of common stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share of common stock shall not be affected by the Forward Stock Split. For the year ended December 31, 2023, the Company executed a four-for-one forward stock split and as of December 31, 2023 the Company had 138,238,447 common stock shares issued and outstanding. As of December 31, 2023 and 2022, the Company was legally authorized to issue 800,000,000 and 100,000,000 shares of common stock, respectively.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

n.   Applicable Revenue Standard

On May 28, 2014, the FASB issued a new revenue standard, *ASC 606, Revenue from Contracts with Customers* which replaced various GAAP revenue recognition requirements and provided a single revenue recognition model or framework for recognizing revenue from contracts with customers. Since the new revenue standard is effective for this period, the Company has adopted the revenue standard and as such has taken into account the recognition of revenue when or how a performance obligation is met.

Below is a list of the Company's revenue stream(s) accounted for under the new revenue standard:

Software Subscription Fees: The Company earns revenue from its subscription-based analytics platform software. The subscription revenue fees vary depending on the term of the subscription. When the fees are initially received, they are recognized as deferred revenue (a liability) and subsequently and periodically the liability is reversed and recognized as the revenue is earned.

o.   Deferred Revenue

The Company records deferred revenue for the unearned revenue proceeds received for the subscriptions. As of December 31, 2023 and 2022, deferred revenue amounted to $2,295,732 and $9,711,044, respectively.

p.   Research and Development Costs

In accordance with GAAP, the Company expenses research and development (R&D) software costs in the pre-coding stage and the implementation stage (e.g., software is live and being utilized). Software costs incurred are capitalized in the application development stage (coding stage) and treated as intangible assets (see *Note 2i*). Conversely, R&D costs incurred in the implementation stage are expensed and are recorded under Software Development Costs in the accompanying Statement of Operations.

q.   Prior Period Adjustment

As noted in Note 2i, the Company initially recorded the purchase of intangible assets consisting of a brand name, domain name, and intellectual property for only $1, but it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. The $39,999 prior period adjustment income recognized in the year ended December 31, 2022 reflects this change in accounting estimate.

r.   **Pending Litigation and Contingent Liabilities**

The Company is currently involved in litigation related to various matters arising in the normal course of business. As of the reporting dates, the Company has been advised by legal counsel that it is possible but not probable that the Company will incur liabilities as a result of these proceedings. The Company has assessed that as of December 31, 2023 and 2022, the estimated contingent liabilities associated with pending litigation amounts to approximately $25,000 and $0, respectively. These amounts have not been recognized in the financial statements due to the uncertainty of the outcome and the inability to reliably estimate the timing of any potential outflows. The Company will continue to monitor the status of these proceedings and will adjust its estimates and disclosures accordingly as new information becomes available.

s.   **Subsequent Events**

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through June 25, 2024, the date that the 2023 financial statements were available to be issued. Subsequent to the year-end, the Company raised 25,782,983 shares at $26,958,643 through a private Reg. D 506(b) offering for common stock. As such, the Company has 164,020,430 common stock issue and outstanding.

3.   **Risk and Uncertainties**

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic and political conditions or a new pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

4.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company commenced operations less than three years ago and, as such, has incurred and will incur significant additional costs before achieving significant revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. For the year ended December 31, 2023, the Company continues to face financial challenges similar to those in 2022. During the next 12 months, the Company intends to fund its operations with proceeds from its proposed private Regulation A and Regulation campaigns, along with additional debt and/or other equity financing as deemed necessary.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

4.   **Going Concern** (continued)

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. For the comparative period ended December 31, 2022, the Company also faced substantial doubt regarding its ability to continue as a going concern. Similar plans to fund operations were in place, relying on external funding sources. The financial condition as of December 31, 2023, reflects the continued challenges and reliance on future funding. The accompanying financial statements do not take into account any adjustments that might result from these uncertainties.

TA FINTECH CF INVESTORS SPV I LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED
SEPTEMBER 6, 2024 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TA Fintech CF Investors SPV I LLC
Dover, Delaware

Opinion

We have audited the financial statements of TA Fintech CF Investors SPV I LLC, which comprise the balance sheet as of September 6, 2024 (Inception Date), and the related statement of operations, changes in stockholders' equity, and cash flows for the period ended September 6, 2024 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TA Fintech CF Investors SPV I LLC as of September 6, 2024 (Inception Date), and the results of its operations and its cash flows for the period ended September 6, 2024 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TA Fintech Investors SPV I LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech CF Investors SPV I LLC's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TA Fintech CF Investors SPV I LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech CF Investors SPV I LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

September 20, 2024
Los Angeles, California

As Of Inception	**September 6, 2024**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBER'S EQUITY	
Total Liabilities	$ -
MEMBER'S EQUITY	
Total Member's Equity	-
Total Liabilities and Member's Equity	$ -

See accompanying notes to financial statements.

TA FINTECH CF INVESTORS SPV I LLC

STATEMENT OF OPERATIONS

For The Period Ended	September 6, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
	-
Operating Expenses	-
General and Administrative	-
Total Operating Expenses	-
Net Operating Income/(Loss)	**$ -**
	-
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—As of Inception September 6, 2024	$ -
Members' Contribution	-
Net Income/ Loss	-
Balance—September 06, 2024	$ -

See accompanying notes to financial statements.

For The Period Ended	September 6, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By/(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By/(Used In) Financing Activities	-
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning of The Period	-
Cash and Cash Equivalents—End of the Period	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

TA Fintech CF Investors SPV I LLC, was formed on September 6, 2024, as a Delaware Corporation. The financial statements of TA Fintech CF Investors SPV I LLC (which may be referred to as the "Company", "SPV", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

TA Fintech CF Investors SPV I LLC, is a special purpose vehicle (''SPV'') to facilitate investor aggregation for a Regulation CF fundraising. After a successful crowdfunding round under Regulation CF, the SPV will purchase shares of TA Fintech Inc. (which may be referred to as the "operating company") on behalf of the investors and in return, SPV will issue the investors security interests in the SPV, representing the shares of TA Fintech Inc. on a one-to-one basis.

The Company will undertake the limited purpose of acquiring, holding, and disposing of Securities issued by TA Fintech Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company. The company intends to issue Interests) that maintain a one-to-one relationship between the number, denomination, type, and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 6, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company has not started its operations yet and is in the pre-revenue stage.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 20, 2024, which is the date the financial statements were issued.

3. MEMBERS' EQUITY

The company did not issue any membership units as of September 6, 2024.

4. DEBT

The company has no debt outstanding as of September 6, 2024.

5. RELATED PARTY

There are no related party transactions as of September 6, 2024.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 6, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations, and the investment risk associated with an investment in the operating company in which the SPV will invest are the matters that raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.